GLOBAL corporate compliance

August 17, 2007

07026425

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources Ltd

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice of the Meeting and Record Date dated July 16, 2007
2. News Release Dated July 19, 2007
3. News Release Dated July 26, 2007

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

dw 9/17

82-4931

GLOBAL corporate compliance

July 16, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Q-Gold Resources Ltd.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual General
DATE OF MEETING	September 12, 2007
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	747269-108
RECORD DATE FOR NOTICE	August 8, 2007
RECORD DATE FOR VOTING	August 8, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE	August 8, 2007
MATERIAL MAIL DATE	August 16, 2007

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Joan Moody"

Joan Moody
President

cc Q- Gold Resources Ltd.

Global Corporate Compliance Inc. 850, 505 – 3rd St SW Calgary AB T2P 3E6
tel: 403.216.8455 fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES ADDITIONAL PROSPECTIVE PGE AND COPPER/ NICKEL ACREAGE AT IRON RIDGE

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, July 19, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has purchased an option to acquire five additional mining claims from private parties covering a total of 1,000 acres adjoining its recently acquired option on the 1,520 acre "Iron Ridge" prospect (See Press Release dated March 8, 2007). Iron Ridge is located on the western shore of Bad Vermilion Lake about 5 kilometres southwest of Mine Centre, Ontario. It is contiguous to the Company's other extensive holdings at Mine Centre and is part of a 10+ km linear magnetic anomaly containing pockets of conductivity as determined by airborne surveys.

The mafic-ultramafic intrusive complex hosting Iron Ridge has been named the "Bad Vermilion Lake Intrusive". It consists of a 4 x 15 kilometre gabbro/ anorthosite suite of intrusive rocks containing gabbros and pyroxinites with lenses of magnetite and ilmenite. These in turn, are underlain by zones of massive sulfides, including chalcopyrite. Iron Ridge has the potential for both platinum group elements (PGE's) and a copper/ nickel/ cobalt suite of mineralization.

Since May, a Q-Gold geological team has been mapping, trenching and sampling the Iron Ridge prospect. A large number of grab samples from Iron Ridge have been prepared and sent off for two groups of mineral assays; for copper/ nickel/ cobalt and for platinum/ palladium. An Iron Ridge exploration program scheduled for the Fall will include an induced polarization geophysical survey and diamond drilling.

In return for granting the option, Q-Gold paid cash to the owners and, subject to the TSX-Venture Exchange approval, will issue them 75,000 Q-Gold common shares. Additional cash payments and issuances of 100,000 and 125,000 common shares are payable on the first and second anniversaries respectively, after which Q-Gold may exercise the Option. This will entitle the Company to acquire a 100% interest in the claims, subject to a 2% Net Smelter Return (NSR) production royalty.

FOLEY GOLD MINE REHABILITATION

Paul Whelan Mining Contractors of Kirkland Lake, Ontario, are currently repairing the collar of the Foley Mine's North Shaft. They are also installing permanent pumping facilities in preparation for the de-watering, inspection, and re-entry of the Mine to conduct underground exploration, expected to begin late in the year. Q-Gold recently purchased an existing mining camp at Mine Centre and is re-furbishing it in preparation for occupation by mine crews in the next phase of the Foley Gold Mine's rehabilitation.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and PGE's on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 32,000 acres and over 4,000 acres in the Rainy River greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES ADDITIONAL OPTIONS ON PATENTED LANDS IN RAINY RIVER GREENSTONE BELT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, July 26, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has acquired options to purchase both mining and surface rights on an additional 3,616 acres (14.6 square kilometers) of patented land in the Rainy River Mining District near Stratton, Ontario. The patents are located in Tait, Morley, and Patullo Townships and are adjacent to a group of patented lands previously optioned by Q-Gold (see Press Release June 14, 2007) and a 2,600 acre block acquired by staking earlier this year (see Press Release April 26, 2007).

Q-Gold now controls 7,854 exploratory acres (31.8 square kilometers) which are prospective for gold and base metals, located approximately 5 kilometers to the southwest of Rainy Resources Ltd's recently announced discovery of a series of high grade gold zones in the area.

The additional options were acquired from private landowners and are valid for a period of five years. They were purchased for cash and a total of 214,728 common shares of Q-Gold at a deemed price of $0.25 per share, subject to approval of the TSX-Venture Exchange. The options will vest after a series of annual cash payments over the five year term or earlier, at Q-Gold's election. Landowners will retain a 2% Net Smelter Return ("NSR") royalty on all mineral production from the patents.

As stated in the earlier press releases, "The Q-Gold property also contains a significant gold-in-till anomaly determined by the OGS (Geologic Series – OGS Map P. 3110, 1987, Johns, G.W., Author) that is in proximity to underlying bedrock parallel shear structures determined by previous magnetic surveys."

Geologic mapping, sampling and trenching on the Company's Rainy River holdings is now in progress in preparation for a reverse-circulation drilling program anticipated to begin in early Fall to test the gold-bearing potential of the bedrock.

Q-Gold's President and CEO, J. Bruce Carruthers II stated "With the addition of these latest options, the Company now has a very significant land position of almost 8000 acres in the vicinity of one of Canada's more significant new gold discoveries. I look forward to an active exploration program at Rainy River throughout the remainder of 2007."

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and PGE's on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and almost 8,000 acres in the Rainy River greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

END